FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of July 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 31, 2007 announcing that Registrant’s subsidiary Spacenet (i) is to provide AMP-Ohio with a network for critical electrical monitoring and (ii) has been chosen by Fazoli’s to provide satellite broadband network services to its restaurant locations nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated August 2, 2007

Gilat’s Spacenet subsidiary announces two new contract extensions

– Spacenet to provide AMP-Ohio with network for critical electrical monitoring –

– Fazoli’s chooses Spacenet for satellite broadband network services to restaurant locations nationwide –

Petah Tikva, Israel, July 31, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its wholly-owned subsidiary, Spacenet Inc, has been awarded two new contract extensions.

Spacenet has signed a contract extension with American Municipal Power Ohio (AMP-Ohio) to provide a high-speed VSAT data network. AMP-Ohio, a non-profit association representing member municipal electric communities in Ohio, Pennsylvania, Virginia, West Virginia and Michigan, supplies wholesale power and provides technical services to its members. The Spacenet Connexstar service provides remote control for more than 150 transmission substations and carries vital data to AMP-Ohio’s SCADA network.

With its initial VSAT deployment in 2004, AMP-Ohio replaced its aging SCADA system based on leased lines with Spacenet’s Connexstar satellite network. Benefits of the upgraded satellite network include: faster data transmission times between the substation and the AMP-Ohio Energy Control Center; increased network uptime; reduced telecommunications costs; fast installation and deployment; better load tracking and more accurate forecasting; and more accurate billing with real-time meter data collection.

In addition, Spacenet today announced that it has extended its enterprise network services contract with Fazoli’s® Restaurants, a leading quick-service Italian restaurant chain. Based in Lexington, Kentucky, Fazoli’s operates more than 300 restaurant locations nationwide.

Since 2004, Spacenet has provided Fazoli’s with enterprise-grade Connexstar network services to support restaurant applications including credit/debit authorizations, point of sale polling and back-office operations. The Spacenet satellite network is being used at Fazoli’s corporate-owned restaurant locations across the United States, and may in the future be made available to the chain’s franchise restaurants.

“These contract extensions demonstrate our focus and expertise in serving the diverse network requirements for critical applications of a wide range of organizations and enterprises,” said Spacenet CEO Andreas Georghiou. “We look forward to continuing the deployment of our Connexstar offering to provide dependable, advanced network solutions to support current and future business requirements.”

About Spacenet®

Founded in 1981, Spacenet Inc. is a leading provider of high-performance satellite and hybrid terrestrial networking solutions for business, government and home/small office customers in the United States and worldwide. Spacenet has a longstanding tradition of industry leadership and innovation, and today serves more than 100,000 network endpoints for customers including many Fortune 500 companies and major government agencies. Spacenet’s services include its custom satellite/hybrid network solutions for enterprise and government; Connexstar™ VSAT services for primary, backup and disaster recovery networks; and StarBand® broadband Internet by satellite. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contacts:
Ayelet Shaked (Gilat)	Rachel Levine
Phone: +972-3-925-2598	The Global Consulting Group (GCG)
Email: ayelets@gilat.com	Tel: +1 646-284-9439
rlevine@hfgcg.com

Media Relations Contact:
Kim Kelly (Gilat)
Phone: +972-3-925-2406
Email: kimk@gilat.com